Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Obsidian Energy Ltd.

We consent to the use of our reports dated March 6, 2018 with respect to the consolidated financial statements of Obsidian Energy Ltd., which comprise the consolidated balance sheets as at December 31, 2017 and 2016, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2017, and a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting of Obsidian Energy Ltd. as at December 31, 2017, included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2017.

Calgary, Canada

March 7, 2018